JLL Income Property Trust, Inc.
333 West Wacker Drive
Chicago, Illinois 60606

June 3, 2025

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Stacie Gorman

Re:     JLL Income Property Trust, Inc.
Registration Statement on Form S-11
File No. 333-283571
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, JLL Income Property Trust, Inc. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) accelerate the effective date of the above-referenced Registration Statement and declare the Registration Statement, as then amended, effective as of 4:00 p.m. Eastern Time, on June 6, 2025, or as soon as practicable thereafter. The Company also requests the Commission to specifically confirm such effective date and time to the Company’s outside counsel, Lindsey Magaro of Alston & Bird LLP.

If you have any questions regarding the foregoing, please contact Ms. Magaro at (404) 881-7410.

[Signature Page Follows]

Sincerely,

JLL Income Property Trust, Inc.

By:	/s/ Gordon G. Repp
Name:	Gordon G. Repp
Title:	General Counsel and Secretary

cc:    Ms. Lindsey Magaro, Alston & Bird LLP